Exhibit (d)(8)

September 12, 2010

Hugh S. Njemanze

ArcSight, Inc.

Dear Hugh:

We are extremely pleased to extend you an offer of employment, and we look forward to your joining Hewlett-Packard Company. We are a company unlike any other. It’s a fact underscored by our leadership across customer segments, by our presence and leadership in key regions around the world, and by our rich technology portfolio. As proud as we are of these capabilities, we are equally proud of the things that define our character as a company: the dedication of our people, our standards and values, and the depth of our commitment to global citizenship.

Compensation and Title

If you accept this offer, you will begin employment with HP (or a subsidiary of HP) at an annual salary of $310,000. Your job title will be VP & Chief Technology Officer. Your job responsibilities will remain similar to your current responsibilities at ArcSight until further notice.

HP Annual Incentive Program

Following conclusion of your participation in the ArcSight Bonus Plan, you will be eligible to participate in HP’s Pay-for-Results (PfR) Plan.  Your target bonus opportunity for FY11 will be 50% of your eligible earnings, with a maximum bonus opportunity equal to three times target. “Eligible earnings” is generally your base pay for your period of PfR participation. The bonus is discretionary and based on, among other things, company, business unit, and individual performance, and is otherwise subject to the terms of the PfR Plan.

Cash Retention Bonus

In order to encourage you to remain with HP and continue to support the ArcSight business, you will be eligible for a Retention Bonus of $310,000, payable in two equal installments 12 and 24 months after the Closing Date.  Each installment will be paid in cash within 30 days after the applicable anniversary of the Closing, if you remain employed with HP through that date in your current position.  If your employment is terminated by HP and not for Cause before your full receipt of this Retention Bonus, you will be paid any remaining unpaid amount following such a termination, subject to your execution of a release in a form acceptable to HP within 45 days following your termination of employment.

For purposes of this letter, the term “Cause” means (a) any material breach of this letter agreement, the Agreement Regarding Confidential Information and Proprietary Developments between you and HP, or any other written agreement between you and HP, (b) any material failure to comply with HP’s written policies or rules, as they may be in effect from time to time during your employment; (c) commission, conviction of or a plea of “guilty” or “no contest” to, a felony under the laws of the United States; (d) material neglect of duties; or (e) material misconduct.

Treatment of ArcSight Options

As described in the HP-ArcSight Merger Agreement, all of your ArcSight option awards that are unvested as of the Closing Date will be converted to HP awards with the substantially same terms and conditions regarding type of award, vesting and option term, and using the “conversion ratio” as defined in the Merger Agreement.

Equity Retention Award

You will also be eligible to receive a grant of 20,000 shares of HP Restricted Stock with certain time restrictions.  In general, the restrictions on the stock will lapse as to one-half of the shares on the second anniversary of the grant date and one-half on the third anniversary of the grant date, so long as you remain continuously employed by HP (or a subsidiary) through each date.  The restricted stock will be granted by the HR & Compensation Committee of HP’s Board of Directors.  The grant date will generally be the date the Committee meets to award the restricted stock, or the Closing Date, whichever is later.  The terms and conditions of this grant will be governed by the Amended and Restated Hewlett-Packard’s 2004 Stock Incentive Plan and a restricted stock agreement, a copy of each of which will be provided to you when you receive your award.

HP Long-Term Incentive Program

Beginning with HP’s FY11 annual grant cycle, we would expect to make a grant to you in December of 2010 of HP’s performance-based restricted units (“PRUs”), on terms and in amounts consistent with awards granted to similarly-situated executives.

HP Benefits

You will be transitioned to HP benefits as soon as administratively practicable after the Closing Date.  In the U.S., HP benefits include the HP 401(k) Plan, medical and dental coverage, and a full array of other flexible benefits.  You will receive credit under HP’s benefit plans for your continuous service with ArcSight as provided under the Merger Agreement.  More information will be shared with you about HP benefits during a pre-closing briefing.

Continuation of ArcSight Severance Protection

Under the terms of your offer letter of June 1, 2000 (as amended), you have the right to receive six months’ base salary if the company terminates your employment for any reason.  For a period of 12 months after the Closing Date, you will be eligible to receive six months’ base pay in the event of your termination by HP not for Cause, or your termination from HP for Good Reason.  For purposes of this letter, the terms “Cause” and “Good Reason” are defined as follows:

“Good Reason” means that the scope of your job responsibilities or authority with HP is materially reduced without your written consent, and you resign within thirty (30) days after you have so notified HP, and HP has failed to correct the reduction.

“Cause” means (a) any material breach of this letter agreement, the Agreement Regarding Confidential Information and Proprietary Developments between you and HP, or any other written agreement between you and HP, (b) any material failure to comply with HP’s written policies or rules, as they may be in effect from time to time during your employment; (c) commission, conviction of or a plea of “guilty” or “no contest” to, a felony under the laws of the United States; (d) material neglect of duties; or (e) material misconduct.

This benefit will be in lieu of the benefits you would otherwise have been eligible for under this offer letter.

Terms of Employment

Your employment with HP will be on the terms set forth in this letter and in accordance with HP’s standard employment policies. You will be an “at will” employee, meaning that either you or HP will have the right to terminate the employment relationship at any time, with or without cause.  This letter constitutes our agreement regarding the term of your employment and supersedes and replaces your June 1, 2000 offer letter (as amended) and any other agreements regarding your term of employment, except that it does not replace or supersede any change in control agreement or arrangement that you may enter into with Arcsight on or after the date of this offer letter.  By signing below you acknowledge and agree that from and after the Closing of the Merger Agreement between ArcSight, HP and Troy Acquisition Corporation, your June 1, 2000 offer letter (as amended) will be deemed terminated and no longer of any force or effect.  You also agree that the terms and conditions of this job offer, including your proposed HP title, do not constitute grounds for a “Good Reason” termination under any a change in control agreement that you may enter into with ArcSight.

All payments under this agreement are subject to applicable withholding taxes.

Offer Contingencies

This offer is contingent upon the Closing of the Merger Agreement between ArcSight, HP and Troy Acquisition Corporation and your continued employment in good standing with ArcSight until that time.  In addition, your eligibility for employment with HP will be contingent upon your completion of certain standard pre-employment requirements, including:

•                  a pre-employment background check;

•                  completion of the Form I-9, to the extent HP determines that your existing I-9 form cannot be transferred with your other records;

•                  your acknowledgement and acceptance of the HP Agreement Regarding Confidential Information and Proprietary Developments (ARCIPD), which includes certain post-employment restrictions (copy attached); and

•                  your agreement to abide by the HP Standards of Business Conduct, U.S. Drug Policies, and Post-Offer Rules Regarding Confidential Information Obligations.  Adherence to these policies, including subsequent changes, is required of all employees.

Acceptance of Offer

To accept these terms and conditions, please sign and return an original of this letter, and retain the copy for your records.  If you have any questions or there is any additional information we can provide, please contact Jo Dennis, VP, Software Human Resources at 415 734 1659.

We are extremely pleased to welcome you to HP, and we look forward to creating an exciting future together.

Sincerely,

Bill Vegthe

EVP, Software & Solutions

/s/ Hugh S. Njemanze	Sept 13th 2010
Hugh S. Njemanze	Date